SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 15, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
PUBLICLY-HELD COMPANY
Corporate Taxpayer ID (CNPJ/MF): 43.776.517/0001-80
Company Registry (NIRE): 35.3000.1683-1
SUBSCRIBED AND PAID-IN CAPITAL - R$6,203,688,565.23

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING
HELD ON APRIL 22, 2013

DATE, TIME AND VENUE: On April 22, 2013, at 3:00 p.m., at the Company's headquarters, located at Rua Costa Carvalho, nº 300, in the city and state of São Paulo.

CALL NOTICE: The Call Notice was published in the March 23, 26 and 27, 2013 editions of the Official Gazette of the State of São Paulo and the March 25, 26 and 27, 2013 editions of the Valor Econômico newspaper.

ATTENDANCE: Shareholders representing more than two thirds of capital stock, as per signatures in the Shareholders' Attendance Book.

Jerônimo Antunes, member of the Board of Directors and Coordinator of the Audit Committee, Cristina Margarete Wagner Mastrobuono, representative of the shareholder São Paulo State Tax Authority, Délio Rocha Leite and Marcelo Salvador, representatives of the independent auditor Deloitte ToucheTohmatsu, José Antonio Xavier and Alexandre Luiz Oliveira de Toledo, members of Sabesp’s Fiscal Council, Rui de Britto A. Affonso, Chief Economic and Financial and Investor Relations Officer, Marcelo Miyagui, Advisor to the Superintendent of Accounting, Mário A. de A. Sampaio, Superintendent of Funding ad Investor Relations, Sandra Maria Giannella, Executive Secretary to the Board of Directors, Nara M. Marcondes França, Superintendent of Accounting, Angela Beatriz Airoldi, Manager of the Investor Relations Department, Priscila Costa da Silva and John Emerson Silva, Management Analysts of the Investor Relations Department, Ieda Nigro Nunes Schereim and Beatriz Helena de Almeida e Silva Lorenzi, lawyers of the Legal Department, also attended the meeting.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretaries: Marli Soares da Costa and Marialve de Sousa Martins.

AGENDA: AT THE SPECIAL SHAREHOLDERS’ MEETING. I. Ratification of CODEC Report no. 003/2013, which addresses the compensation of Executive Officers and members of the Board of Directors and Fiscal Council of companies controlled by the State Government. II. Resolution on the split of common shares issued by the Company, whereby each common share will be represented by three (3) common shares at a ratio of 1:3. III. Amendment to caput of Article 3 of the Company's Bylaws without any change in the capital amount, due to the split of common shares issued by the Company, in accordance with item II above.

AT THE ANNUAL SHAREHOLDERS’ MEETING:
I. Examination of the Annual Management Report for the fiscal year ended December 31, 2012; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2012, namely: Statement of Financial Position and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, accompanied by the Independent Auditor’s and the Fiscal Council’s Reports. II. Resolution on the allocation of net income for the year 2012. III. Election of the members of the Board of Directors and the sitting and alternate members of the Fiscal Council, and establishment of their compensation.

CLARIFICATIONS: 1) The matters were analyzed by the State Funds Defense Council (CODEC), subject matters of the São Paulo State Tax Authority Procedure 12091-416741/2013, resulting in the Opinion no. 051/2013 of April 22, 2013, which instructed the vote of the representative of the shareholder São Paulo State Tax Authority.

RESOLUTIONS: AT THE SPECIAL SHAREHOLDERS’ MEETING. The Chairman of the Meeting discussed item I of the Agenda, Ratification of CODEC Report no. 003/2013, which addresses the adjustment of the compensation of Executive Officers and members of the Board of Directors and Fiscal Council of companies controlled by the State Government. The representative and proxy of the shareholder São Paulo State Tax Authority, Cristina Margarete Wagner Mastrobuono proposed that the Company approves the adjustment of the compensation paid to Executive Officers and members of the Board of Directors and Fiscal Council pursuant to Codec Opinion no. 003/2013, which restated the figures included in Codec Opinion no. 100/2012, determining the compensation of Executive Officers at individual monthly pay of twenty thousand, five hundred and ninety reais (R$20,590.00), which will take effect as of January 2013, pursuant to Codec Opinion no. 003 and Official Letter no. 001/GS-Codec. Said amount will be used as basis for the compensation of the members of the Company’s Board of Directors and Fiscal Council, corresponding respectively to 30% and 20% of the compensation of the Executive Officers. The percentage established by Codec Opinion no. 01/2007 relating to the compensation of members of the Board of Directors and Fiscal Council will be used, remaining in force the other conditions related to their respective compensation. After being discussed and submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Tax Authority, duly registering abstentions and negative votes, was approved by the majority of votes.

Afterwards, the Chairman discussed item II of the Agenda, Resolution on the split of common shares issued by the Company, whereby each common share will be represented by three (3) common shares at a ratio of 1:3. The representative and proxy of the shareholder São Paulo State Tax Authority Cristina Margarete Wagner Mastrobuono, based on the CODEC Opinion, the legal support contained in Article 12 of Federal Law 6404/76 and that the matter was approved by the Board of Directors, proposed the approval of the matter. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Tax Authority, duly registering abstentions and negative votes, was approved by the majority of votes.

Moving on, the Chairman discussed item III of the Agenda, Amendment to caput of Article 3 of the Company's Bylaws without any change in the capital amount, due to the split of common shares issued by the Company, in accordance with item II above. The representative and proxy of the shareholder São Paulo State Tax Authority Cristina Margarete Wagner Mastrobuono, based on the CODEC Opinion and considering that the subject was approved by the Board of Directors, proposed to approve the amendment to the Bylaws. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Tax Authority, duly registering abstentions and negative votes, was approved by the majority of votes. Accordingly, the Bylaws shall be read as follows: ARTICLE 3 - The capital stock is six billion, two hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty-five reais and twenty-three centavos (R$6,203,688,565.23), fully subscribed and paid-in, divided into six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine (683,509,869) non-par, registered book-entry common shares of a single class.

After that, the Chairman moved to the Agenda of the ANNUAL SHAREHOLDERS’ MEETING. Item I of the Agenda was brought to discussion, Examination of the Annual Management Report for the fiscal year ended December 31, 2012; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2012, namely: Statement of Financial Position and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, accompanied by the Independent Auditor’s and the Fiscal Council’s Reports. The representative and proxy of the shareholder São Paulo State Tax Authority Cristina Margarete Wagner Mastrobuono, based on the Codec Opinion and considering that the subject was approved by the Company’s Board of Directors and Fiscal Council, proposed to approve the Management Accounts and the Financial Statements supported by the Fiscal Council’s and the External Auditor’s Reports for 2012, in conformity with the Management Report, the Statement of Financial Position and corresponding Notes to the Financial Statements. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Tax Authority, duly registering abstentions and negative votes, was approved by the majority of votes.

Afterwards, the Chairman discussed item II of the Agenda, Resolution on the allocation of net income for the year 2012. The representative and proxy of the shareholder São Paulo State Tax Authority Cristina Margarete W. Mastrobuono, based on the CODEC Opinion and considering that the subject was approved by the Board of Directors and the Fiscal Council, and in conformity with Article 192 of Law 6404/76 and its amendments, proposed to allocate the net income for the year 2012 as follows: Net income for the year -R$1,911,900,245.42; (-) 5% to Legal Reserve - R$95,595,012.27; (-) Minimum Mandatory Dividends - R$454,076,308.29; (-) Supplementary Dividends -R$80,200,572,65; (-) Investment Reserves - R$1,282,028,352.21. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Tax Authority, duly registering abstentions and negative votes, was approved by the majority of votes.

Moving on, the Chairman of the Board discussed item III of the Agenda, Election of the members of the Board of Directors and the sitting and alternate members of the Fiscal Council, and establishment of their compensation. The representative and proxy of the shareholder São Paulo State Tax Authority Cristina Margarete W. Mastrobuono, based on the CODEC Opinion 051/2013, appointed the following members to compose the Board of Directors for the remaining two(2)-year term of office ending April 2014: Claudia Polto da Cunha, Brazilian, married, lawyer, domiciled at Av. Rangel Pestana nº 300 - 5º andar, in the city and state of São Paulo, bearer of identification document (RG) no. 18.205.781-1 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under no.127.276.788-43; and Francisco Vidal Luna, Brazilian, married, economist, domiciled at Rua dos Pinheiros nº 870 – 20º andar - Pinheiros, in the city and state of São Paulo, bearer of identification document (RG) no. 3.500.003 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under no. 031.950.828-53; respectively replacing Andrea Sandro Calabi and Heraldo Gilberto de Oliveira, who resigned from office. Following discussion on the proposal, it was put to a vote, and was approved by the majority of votes, and the Board of Directors will be composed as follows: Chairman: Edson de Oliveira Giriboni; Board members: Alberto Goldman, Dilma Seli Pena, Walter Tesch, Claudia Polto da Cunha, Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiro and Alexander Bialer. The Board members will perform their duties as set forth in the Company’s Bylaws, with unified term of office until the meeting to approve the 2013 accounts, subject to the provisions set forth in caput of Article 140 of Federal Law 6404/76, and their compensation will be established pursuant to Codec Opinion no. 001/2007, amended by Codec Opinion no. 003/2013, corresponding to thirty percent (30%) of the Executive Officers’ compensation, and will be paid under the conditions set forth in Codec Opinion no. 116/2004. They are also entitled to a pro rata temporis bonus, set forth in Article 4 of Codec Resolution 01/91. It was observed that, due to the State Decree no. 58265 dated August 2, 2012, as of the month of issue of that decree, the authorization included in Codec Opinion no. 150/2005 (Circular Letter no. 04/GS -CODEC, of August 7, 2012), which provided for possible bonus to the members of the Board of Directors as established by Codec Opinion no. 57/2003, is no longer valid; however, the provisions set forth in the latter and other related instruments concerning the Executive Officers remain unchanged. The members herein elected will take office in compliance with the requirements, impediments and procedures set forth in the Brazilian Corporate

Law and other provisions, and will also comply with Codec Resolution 01/2010. Pursuant to item 4.3, section IV, of BM&FBOVESPA’s Novo Mercado Listing Rules, Jerônimo Antunes, Reinaldo Guerreiro, Francisco Vidal Luna and Alexander Bialer are independent members of the Board of Directors.

Subsequently, the Chairman proceeded to the Election of the siting and alternate members of the Fiscal Council, authorizing the attending shareholders to appoint both sitting and alternate members to compose the Fiscal Council. The representative and proxy of the shareholder São Paulo State Tax Authority Cristina Margarete W. Mastrobuono, based on the above-mentioned Codec Opinion, appointed JOSÉ ANTONIO XAVIER, HUMBERTO MACEDO PUCCINELLI and HORÁCIO JOSÉ FERRAGINO as sitting members and TOMÁS BRUGINSKI DE PAULA, JOSÉ RUBENS GOZZO PEREIRA and JOALDIR REYNALDO MACHADO as alternate members. Following discussion on the proposal, it was put to a vote, and was approved by the majority of votes.

In accordance with Article 240 of Law 6404/76, the non-controlling common shareholders are authorized to appoint a sitting member and the respective alternate for the Company’s Fiscal Council. Carlos Augusto Coelho Branco, representative of shareholders MATUSA FI MULTIMERCADO, ENERPREV IBRX-100 (B) FIA, SULAMERICA MIX 20 FI MULTIMERCADO, SULAMERICA MIX 40 FI MULTIMERCADO, AQUILA 1 FI MULTIMERCADO, SUL AMERICA FMP-FGTS CARTEIRA LIVRE, SULAMERICA MIX 49 I FI MULTIMERCADO, SULAMERICA MIX 30 IV FI MULTIMERCADO, SULAMERICA MIX 15 FI MULTIMERCADO, SULAMERICA MIX 30 FI MULTIMERCADO, SULAMERICA MIX 49 FI MULTIMERCADO, SULAMERICA MIX 15 IV FI MULTIMERCADO, SUL AMERICA TOTAL RETURN FIA, SULAMERICA PRESTIGE TOTAL PREV FI MULTIMERCADO and SULAMERICA HEMATITA FI MULTIMERCADO, holding 0.11% of the common shares, appointed MASSAO FÁBIO OYA and JORGE MICHEL LEPELTIER, respectively, as sitting and alternate members of the Fiscal Council. Afterwards, the shareholder Alexander Bialer, holder of 0.0002% of the valid shares, appointed ALEXANDRE LUIZ OLIVEIRA DE TOLEDO and ANTONIO CLÁUDIO ZEITUNI as sitting and alternate members, respectively, of the Fiscal Council. After submitting the nomination proposals to discussion and considering the representation of non-controlling common shares, and counting the votes collected separately, the appointment of Masso Fábio Oya and Jorge Michel Lepeltier as, respectively, sitting and alternate members of the Fiscal Council was approved by the majority of minority votes.

The Fiscal Council, with term of office of one (1) year, is now composed of the following: Sitting Members: José Antonio Xavier, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, bearer of identification document (RG) no. 8.503.413 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 036.215.928-90; Humberto Macedo Puccinelli, Brazilian, divorced, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, bearer of identification document (RG) no. 9.211.361 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 022.759.188-76; Horácio José Ferragino, Brazilian, married, accountant, domiciled at Al. Santos nº 1165, Cerqueira Cesar, in the city and state of São Paulo, bearer of identification document (RG) no. 4.675.828-8 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 531.087.018-00, and Massao Fábio Oya, Brazilian, married, accountant, domiciled at Rua Particular s/nº, Chácara Bela Vista, in the city of Mairiporã, state of São Paulo, bearer of identification document (RG) no. 34.872.970-4 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 297.396.878-06; Alternate Members, respectively, Tomás Bruginski de Paula, Brazilian, single, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, bearer of identification document (RG) no. 1.554.630-1 SSP/PR, inscribed in the roll of individual taxpayers (CPF/MF) under no. 092.553.068-98; José Rubens Gozzo Pereira, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, bearer of identification document (RG) no. 4.610.935 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 309.106.178-72; Joaldir Reynaldo Machado, Brazilian, married, economist, domiciled at Alameda Jaú nº 389, Cerqueira Cesar, in the city and state of São Paulo, bearer of identification document (RG) no. 4.116.666-8, inscribed in the roll of individual taxpayers (CPF/MF) under no. 430.403.148-15, and Jorge Michael Lepeltier, Brazilian, divorced, economist, domiciled at Rua Particular s/nº, Chácara Bela Vista, in the city of Mairiporã, state of São Paulo, bearer of identification document (RG) no. 3.919.557 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 070.190.688-04. The Fiscal Council members will receive a monthly compensation corresponding to twenty percent (20%) of the monthly compensation received by the Company’s Executive Officers, provided that they attend at least one monthly meeting, and will also be entitled to a pro-rata temporis bonus, paid in December, pursuant to Codec Resolution 01/91. The Fiscal Council members elected herein will have a term of office up to the following Annual Shareholders’ Meeting and, in case the sitting members cannot attend the meeting, they will inform the Company’s Secretariat (PPS), in order to call their alternate member. The Fiscal Council members elected herein will take office in compliance with the requirements, impediments and procedures set forth in the Brazilian Corporate Law and other provisions. The Statement of Assets must be made in compliance with the applicable state regulation, as well as the Statement of Consent, as set forth in the BM&FBOVESPA’s Novo Mercado Listing Rules, and other pertinent legislation.

Votes were as follows: Danielle Catherine Muniz, Brazilian, single, bank employee, bearer of identification document (RG) no. 329.291.944, representative of shareholder The Bank Of New York Mellon, whose proxy was authenticated by the presiding board and recorded under number 01, presented the following statement of vote: as for item I of the agenda of the Special Shareholders’ Meeting, 32,680,462 in favor, 50,936 contrary and 281,320 abstentions; item II, 32,717,905 in favor, 48,600 contrary and 246,213 abstentions; item III, 32,743,711 in favor, 22,830 contrary and 246,177 abstentions; as for item I of the agenda of the Annual Shareholders’ Meeting, 30,958,879 in favor, 145,203 contrary and 1,908,636 abstentions; item II 32,644,474 in favor, 171,961 contrary and 196,283 abstentions; item III 11,984,625 in favor, 20,147,335 contrary and 880,758 abstentions. Subsequently, Rodrigo de Mesquita Pereira, Brazilian, married, Brazilian Bar Association (OAB/SP) no. 94.005, representative of shareholders Itaú Unibanco S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A, Banco Santander Brasil S.A., J. P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários and Citibank N.A, whose proxies were authenticated by the presiding board and recorded under number 2, presented the statement of vote in favor of items I, II and III of the agenda of the Special Shareholders’ Meeting. As for the agenda of the Annual Shareholders’ Meeting, he presented the statement of vote in favor of items I and II and contrary to item III; proxy number 3 presented the statement of vote in favor of items I, II and III of the agenda of the Special Shareholders’ Meeting. As for the agenda of the Annual Shareholders’ Meeting, it presented the statement of vote in favor of items I, II and III, with the exception of shareholders BLACKROCK KOREA LATIN AMERICAN FUND-MASTER and HSBC INTERNATIONAL SELECT FUND MULTALPHA GLOBAL EMERGING MARKETS EQUITY, who abstained from voting upon the items I and III, respectively, and BLACKROCK KOREA LATIN AMERICAN FUND-MASTER and KOOKMIN BANK COMO AGENTE FIDUCIÁRIO DE J.P.MORGAN GLOBAL EMERGING MARKET EQUITY INVESTMENT TRUST, who voted against item III; proxy number 4 presented the statement of vote in favor of items I, II and III of the agenda of the Special Shareholders’ Meeting and items I and II of the agenda of the Annual Shareholders’ Meeting, and in contrary to item III of the agenda of the Annual Shareholders’ Meeting; proxy number 5 presented the statement of vote in favor of items I, II and III of the agenda of the Special Shareholders’ Meeting and items I and II of the agenda of the Annual Shareholders’ Meeting, with the exception of abstentions of these shareholders: CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD and STATE OF NEW MEXICO STATE INVESTMENT COUNCIL as for item I of the agenda of the Annual Shareholders’ Meeting. It also presented the statement of abstention from voting upon item III of the agenda of the Annual Shareholders’ Meeting. Proxy number 6 presented the statement of vote in favor of items I, II and III of the agenda of the Special Shareholders’ Meeting, with the following exceptions: abstention from voting upon item I on the part of these shareholders: A. I. DUPONT TESTAMENTARY TRUST, CN CANADIAN MASTER TRUST FUND, THE CIVIL SERVICE SUPERANNUATION FUND, THE NEMOURS FOUNDATION; abstentions from voting upon item II: A. I. DUPONT TESTAMENTARY TRUST, THE CIVIL SERVICE SUPERANNUATION FUND, THE NEMOURS FOUNDATION; abstentions from voting upon item III: A. I. DUPONT TESTAMENTARY TRUST, THE CIVIL SERVICE SUPERANNUATION FUND, THE NEMOURS FOUNDATION. As for the agenda of the Annual Shareholders’ Meeting, it presented the statement of vote in favor of items I and II, with the following exceptions: abstention from voting upon item I on the part of these shareholders: A. I. DUPONT TESTAMENTARY TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY N.A., EMERGING MARKETS EQUIT INDEX MASTER FUND, EMERGING MARKETS EQUIT INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS EQUIT INDEX NON-LENDABLE FUND, EMERGING MARKETS EQUIT INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUIT INDEX FUND, ISHARES MSCI ACWI EX US INDEX FUND, ISHARES MSCI ACWI INDEX FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES MSCI EMERGING MARKETS INDEX FUND, LVIP BLACKROCK EMERGING MARKETS INDEX RPM

FUND, ST JAMESS PLACE GLOBAL EQUITY UNIT TRUST, THE CIVIL SERVICE SUPERANNUATION FUND, THE NEMOURS FOUNDATION, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; abstentions from voting upon item II: A. I. DUPONT TESTAMENTARY TRUST, THE CIVIL SERVICE SUPERANNUATION FUND, THE NEMOURS FOUNDATION; and presented statement of abstention from voting upon item III of the agenda of the Annual Shareholders’ Meeting. Afterwards, the shareholder Alexander Bialer, Brazilian, married, engineer, bearer of identification document (RG) no. 3.563.319- SSP/SP, whose documents were authenticated by the presiding board and recorded under number 7, presented the statement of vote in favor of items I, II and III of the agenda of the Special Shareholders’ Meeting and items I, II and III of the agenda of the Annual Shareholders’ Meeting. Moving on, Carlos Augusto Coelho Branco, Brazilian, married, lawyer, Brazilian Bar Association (OAB/SP) no. 76.809, representative of shareholders MATUSA FI MULTIMERCADO, ENERPREV IBRX-100 (B) FIA, SULAMERICA MIX 20 FI MULTIMERCADO, SULAMERICA MIX 40 FI MULTIMERCADO, AQUILA 1 FI MULTIMERCADO, SUL AMERICA FMP-FGTS CARTEIRA LIVRE, SULAMERICA MIX 49 I FI MULTIMERCADO, SULAMERICA MIX 30 IV FI MULTIMERCADO, SULAMERICA MIX 15 FI MULTIMERCADO, SULAMERICA MIX 30 FI MULTIMERCADO, SULAMERICA MIX 49 FI MULTIMERCADO, SULAMERICA MIX 15 IV FI MULTIMERCADO, SUL AMERICA TOTAL RETURN FIA, SULAMERICA PRESTIGE TOTAL PREV FI MULTIMERCADO e SULAMERICA HEMATITA FI MULTIMERCADO, whose proxy was authenticated by the presiding board and recorded under number 8, presented the statement of abstention from voting upon item I and of vote in favor of items II and III of the agenda of the Special Shareholders’ Meeting, as well as items I and II of the agenda of Annual Shareholders’ Meeting, with abstention from voting upon item III of the Annual Shareholders’ Meeting.

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, pursuant to Article 130, paragraphs 1 and 2 of Law 6404/76, was approved by unanimous vote.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Special and Annual Shareholders’ Meetings were adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions taken. DOCUMENTS FILED at the Company’s Secretariat - PPS.

São Paulo, April 22, 2013.

This is a free English translation of the original minutes drawn up in the Minutes Book no. 06 of the Company’s Board of Directors’ Meetings.

MARLI SOARES DA COSTA	MARIALVE DE SOUSA MARTINS
Secretary	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 15, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.